March 4, 2025

Lawrence A. Kenyon
Chief Financial Officer and Interim Chief Executive Officer
Outlook Therapeutics, Inc.
111 S. Wood Avenue, Unit #100
Iselin, New Jersey 08830

       Re: Outlook Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed February 28, 2025
           File No. 333-285438
Dear Lawrence A. Kenyon:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:   Courtney M.W. Tygesson